Exhibit 99
Letter to Shareholders
Second Quarter 2022

I am pleased to report that second quarter underwriting results improved over the same period last year. Net premiums written (NPW) increased 8% and our combined ratio (CR) was 0.9 points better than the second quarter last year. Although we are not where we need to be yet, directionally we are pleased with these results. Weather will always be the wild card, but we believe we are prepared for whatever may come our way.

Personal Lines NPW grew 6% year-over-year for the second quarter with a CR of 95.1. We ended June with 17.2 million auto and 5.5 million special lines policies in force. Despite beginning to see improvement in new business applications, our Personal Lines policies in force decreased 1% since last June. This decrease regrettably ended a 20+ year achievement of policies in force growth on a quarter versus prior year quarter basis and is certainly a reflection of the challenging times we are facing.

Even though our Personal Lines profitability for the quarter was 1.1 points better than last year and better than our profit target of 96.0, we continue to feel the impact of weather and inflation. Hail and adverse weather, throughout the United States, contributed about 3 points to the quarterly CR. We also continued to see inflationary pressure in the average cost to settle a claim. With sustained inflation during the quarter, we raised personal auto rates at an average increase of 6% in 17 states that represented nearly 40% of our total trailing 12-month premium. On a countrywide basis, net rate increases were just over 2% for the quarter and 9% year to date. We are closely monitoring trends to ensure we stay true to our stated goal of growing as fast as possible at or below a 96 CR.

As for our personal auto product development, we continue to deploy our 8.7 model and it was in market in 28 states that represented almost 65% of our countrywide premium as of the end of the second quarter. This model continues to show improvement in the conversion of new business quotes to customers across many segments with multicar policies and prior insurance among the stronger performing profiles. In June, we launched our newest model 8.8 in Iowa and will be rolling it out to additional states throughout the remainder of the year as well as monitoring performance.

Commercial Lines continued to deliver strong results in the second quarter. We achieved total NPW growth of 16% at an 89.5 CR, solidly better than our full calendar year profitability targets. Total policies in force were up 12% year over year and we ended the quarter reaching a milestone of just over 1 million Commercial Lines policies in force. The core commercial auto growth remained strong in the quarter, and we have continued to grow our telematics book of business, which has a profitability advantage over policies that do not enroll. We know from experience, however, that our commercial business tends to fluctuate with the overall rate of economic activity, with cycles of growth and cycles of slowdowns. We have begun to see growth headwinds in our for-hire transportation business segment as the transportation freight market softens and overall economic activity slows. We will continue to respond appropriately during these changing times.

Product expansion efforts in Commercial Lines continue on a couple of fronts. We launched our business owners policy (BOP) product in our 37th state, moving one state ahead of our plan. We also successfully elevated Heavy Truck Roadside Assistance in four additional states during the second quarter. At quarter end, this coverage was available in eleven states, with nearly 40% of eligible preferred truck customers in those states selecting the coverage at new business.
In the quarter, our Property business NPW grew 8% at a CR of 127.5, with thunderstorms, hail, and tornadoes contributing 41 points of catastrophe losses. At the end of the second quarter, policies in force had grown 6% over the same period last year.

We continue to face challenges in our Property offering, driven by unpredictable weather and a high concentration of exposures in more volatile states. While we’re taking very deliberate actions to diversify our geographic concentration, with annual policies and state level regulatory constraints, repositioning the book takes time. Additionally, geographic diversification requires us to have more competitive product offerings that can drive profitable growth in the less volatile states that make up just over 40% of the U.S. property market. We are currently working to ensure we have a widely available, highly competitive, and profitable Property offering to meet our agents’ and our customers’ needs. Our 4.0 and 4.1 product models are in production in 41 states, that represent nearly 95% of countrywide Property premium, excluding Florida. During the quarter, we continued to see improved conversion on new homes, newer roofs, and older homes with recently replaced roofs.

Our current pricing and underwriting activities, however, have not been enough to adequately offset recent weather events. We are in the process of executing a number of actions that will require more time than originally anticipated. As such, we have revised our expected underwriting profitability over the coming years, which led to the write off of about $225 million of goodwill related to our purchase of ARX Holding Corp., which represents about half of the total goodwill we had on our books. While the write off is attributable to the Property segment, the remaining goodwill was allocated to our Agency auto business with the primary intent of the acquisition to be able to penetrate the Robinsons segment (i.e., bundled auto and home) within our independent agency distribution channel and is not impaired. Our goal over the longer term is to achieve CRs in our Property business that produce a return on equity similar, or better than, our personal auto business.

Property remains a foundational building block of our Destination strategy and while recent weather volatility has delivered disappointing underwriting results in this segment, it has also brought clarity to the need to more actively manage our exposure base and accelerate investments in pricing segmentation and underwriting. Clarity of direction and purpose, as well as living our Core Values, have always energized Progressive people and I’m highly confident this retrenchment will create the rock-solid foundation that will be essential to our future success. We are proud of the progress we've made, the tactics currently underway, and we look forward to the opportunity in front of us as we map out this next phase of profitable growth and expansion for our Property business.

The second quarter total return on our investment portfolio was -3.6% as volatility in both the fixed-income and equity markets continued during the quarter. Our fixed-income portfolio returned -2.4% in the second quarter caused by both higher interest rates and wider credit spreads. Financial market conditions continued to tighten as the Federal Reserve both raised interest rates and initiated a policy of quantitative tightening. Our equity portfolio, which represented about 5% of our total portfolio at June 30, 2022, returned -16.3% in the second quarter. We continue to believe that a conservative posture is appropriate until we get more clarity about both the direction of the economy and inflation.

In honor of Progressive’s 85th anniversary, we launched two employee contests to celebrate this special milestone. First, more than 150 employees were selected to have lunch with me in small groups either in person or virtually. It’s been incredible getting to connect with our employees from all parts of the company, break bread, and get to know each other. The depth of our talent continues to amaze me. We’ve also launched an exciting companywide employee engagement program designed to make wishes come true. Through our “Big Wish” contest, employees describe—in just a few words—what their wish is and how it would make a difference in their lives. From meaningful family outings to language lessons and everything in between, we received more than 9,000 wishes. We’ll choose the top entries from each business area, surprising hundreds of winners in the latter part of the year.

I always love sharing unsolicited feedback from customers, especially when we are able to remove the stress associated with having an accident and when it highlights the amazing work of our Progressive people. This letter hits all of those sentiments.

This letter comes to you to acknowledge two associates of your company that fortunately were assigned to assist with my recent claim. Unfortunately, I was involved in an automobile accident. Fortunately, Progressive was my insurance company. Most of my 40+ years I’ve been involved in various customer service fields in the printing industry, meat industry, retail and most recently in insurance business myself. What I experienced in being taken care of by your company deserves recognition. In any type of business, I would state it’s safe to say you usually won’t get anyone to answer your call immediately (unless you are ordering take out) let alone answer your call on the first ring. But, several times, when I had to contact Sakeena Nila or Allen they answered on the first ring. If I had to leave a message, they got back to me. Both were exceptionally knowledgeable, efficient, considerate, and kind. I was especially impressed that within minutes of my accident, Allen contacted me and was ready to act, immediately contacting the place where my car was towed to start procedures to keep costs to all parties involved to a minimum. A few times during the past year I’ve had to contact both of them, and they always gave me forthright, correct answers and helpful advice. Once, when I was at the doctor’s office filling out billing paperwork, the clerk mentioned that of all the insurance companies, Progressive was the best at paying their claims in a timely fashion. There were no problems, mistakes, inaccuracies, or issues with anything Sakeena Nila or Allen handled for me. I am so appreciative of their help and support though out the whole claims process.

I enjoy your Progressive Insurance commercials with Flo and the gang. They are entertaining but once in a while I think you should let the public know about the caliber of your employees like Sakeena Nila and Allen. I felt protected and supported by your company and isn’t that what the insurance business is about after all?

Lastly, over the past several years, I have found that a large part of my role is not to just communicate what is happening on the business side of the company, but openly discuss actions that happen outside of our walls. What I try to do, for the people of Progressive, is unite all of us even when we disagree or especially when we disagree. Below is an excerpt from a recent communication that sums up how I believe we should all act.

This is a time when it’s so important for us to look to our Core Values. As a part of our Progressive family, I hope that you’ve experienced the inclusive culture we’ve worked so hard to nurture. I often say our people are at the center of what makes Progressive so special. Please look to our Golden Rule to treat people the way they want to be treated – even in difficult times and even when we disagree – and practice assuming positive intent and treating one another with kindness and respect.

Take care of one another,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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